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NEWS RELEASE

SHAW CLOSES MOUNTAIN CABLEVISION TRANSACTION

Calgary, Alberta (October 30, 2009) – Shaw Communications Inc. (“Shaw”) announced today that it has closed the acquisition of Mountain Cablevision Limited (“Mountain Cablevision”) from the Boris Family who has owned Mountain Cablevision for the past 50 years. The transaction was subject to approval of the CRTC which was granted on October 22, 2009. The purchase price was approximately $300 million, $120 million of which was paid through the issuance of 6,141,250 Class B Non-Voting Participating Shares of Shaw, with the balance paid in cash.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves over 3.4 million customers, including over 1.7 million Internet and 850,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca